Filed Pursuant to Rule 424(b)(7)

Registration No. 333-202622

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(2)
Common Stock, par value $0.001 per share	12,650,000	$30.75	$388,987,500	$45,200.35

(1)	Includes 1,650,000 shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares.
(2)	The registration fee is calculated and being paid in accordance with Rule 456(b) and Rule 457(r) of the Securities Act of 1933, as amended, and relates to the Registration Statement on Form S-3 (File No. 333-202622) filed by the registrant on March 9, 2015.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 9, 2015)

11,000,000 Shares

West Corporation

Common Stock

The selling stockholders named in this prospectus supplement under the caption “Selling Stockholders” are offering 11,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “WSTC.” On March 12, 2015, the last reported sale price of our common stock on the Nasdaq Global Select Market was $31.28 per share.

The selling stockholders have granted the underwriters an option to purchase up to an additional 1,650,000 shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days after the date of this prospectus supplement.

We have entered into an agreement with the selling stockholders to repurchase 1,000,000 shares of our common stock from the selling stockholders in a private transaction, concurrently with the closing of this offering, at the price at which the shares of common stock are sold to the public in this offering, less underwriting discounts and commissions, for an aggregate purchase price of approximately $29.6 million. The closing of the share repurchase is contingent on the closing of this offering. The closing of this offering is not contingent on the closing of the share repurchase.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 and the “Risk Factors” section contained in the documents incorporated by reference herein to read about factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state or other domestic or foreign securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds, Before Expenses, to the Selling Stockholders
Per Share	$30.75	$1.153125	$29.596875
Total (2)	$338,250,000	$12,684,375	$325,565,625

(1)	The underwriters will also be reimbursed for certain expenses incurred in the offering. See “Underwriting (Conflicts of Interest).”
(2)	Assumes no exercise of the option granted by the selling stockholders to the underwriters to purchase the additional shares described above.

The underwriters expect to deliver the shares of common stock to purchasers on or about March 18, 2015.

Goldman, Sachs & Co.	Morgan Stanley

BofA Merrill Lynch	Barclays	Citigroup	Deutsche Bank Securities	Wells Fargo Securities

Baird	BMO Capital Markets	Evercore ISI	William Blair

The date of this prospectus supplement is March 12, 2015.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document contains two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying prospectus, which contains a description of our capital stock and gives more general information, some of which may not apply to the offering. If the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

This prospectus supplement and the accompanying prospectus are part of an automatic registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. This prospectus supplement and the accompanying prospectus, which form a part of the registration statement, do not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement, including the exhibits thereto and the documents incorporated by reference therein. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to herein and therein are not necessarily complete and, where that contract or other document is an exhibit to the registration statement, we refer you to the full text of the contract or other document filed as an exhibit to the

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registration statement. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.” You should read both this prospectus supplement and the accompanying prospectus, together with such additional information and any documents incorporated by reference herein and therein as described in the accompanying prospectus under the heading “Incorporation of Certain Information by Reference,” in their entirety before making an investment decision.

Neither we, the selling stockholders nor the underwriters have authorized anyone to give you any information or to make any representation other than those contained in this prospectus supplement and the accompanying prospectus or in any documents that are incorporated by reference herein or therein. If anyone provides you with different or inconsistent information, you should not rely on it.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or in any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information incorporated by reference herein or therein is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement, the accompanying prospectus and any related free writing prospectus are delivered or securities are sold on a later date.

We obtained the industry, market and competitive position data used throughout this prospectus supplement from our own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and other publicly available information.

NOTICE TO EEA INVESTORS

This document is not a prospectus for the purposes of the European Union’s Directive 2003/71 (and any amendments thereto) as implemented in member states of the European Economic Area (the “Prospectus Directive”). This document has been prepared on the basis that all offers of shares offered hereby made to persons in the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce a prospectus in connection with offers of such shares.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

The communication of this document and any other document or materials relating to the issue of any shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”), or within Article 49(2)(A) to (D) of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares offered hereby are only available to, and any investment or investment activity to which this document relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, any related free writing prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, competition in our highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; our ability to keep pace with our clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; security and privacy breaches of the systems we use to protect personal data; the effects of global economic trends on the businesses of our clients; the non-exclusive nature of our client contracts and the absence of revenue commitments; the cost of pending and future litigation; the cost of defending against intellectual property infringement claims; the effects of extensive regulation affecting many of our businesses; our ability to protect our proprietary information or technology; service interruptions to our data and operation centers; our ability to retain key personnel and attract a sufficient number of qualified employees; the political, economic and other conditions in the countries where we operate; changes in foreign exchange rates; our ability to repatriate cash from our foreign subsidiaries or the costs incurred to do so; our ability to complete future acquisitions and integrate or achieve the objectives of our recent and future acquisitions; and future impairments of our substantial goodwill, intangible assets, or other long-lived assets. In addition, we are subject to risks related to our level of indebtedness. Such risks include our ability to generate sufficient cash to service our indebtedness and fund our other liquidity needs; our ability to comply with covenants contained in our debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by us and our subsidiaries; and the ability of our lenders to fulfill their lending commitments. We are also subject to other risk factors described in documents we file with the SEC. We have described or referred to the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements under the heading “Risk Factors” and elsewhere in this prospectus supplement and in the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements included or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus represent our views as of the date of the document including such statements. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date such statements are made.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. This summary may not contain all of the information that you should consider before making an investment decision. You should read carefully the more detailed information described or referred to under the heading “Risk Factors” and the other information included in this prospectus supplement and the documents incorporated by reference herein, including our Annual Report on Form 10-K for the year ended December 31, 2014, before deciding to invest in our common stock. Except where the context suggests otherwise, the terms “Company,” “we,” “us” and “our” refer to West Corporation and its consolidated subsidiaries. The term “selling stockholders” means the selling stockholders named under the heading “Selling Stockholders” and includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests.

We refer to EBITDA, Adjusted EBITDA and Covenant Adjusted EBITDA in various places in this summary. The definitions of EBITDA, Adjusted EBITDA and Covenant Adjusted EBITDA and a reconciliation of EBITDA, Adjusted EBITDA and Covenant Adjusted EBITDA to cash flows from historical operating activities and EBITDA to net income are set forth in “—Summary Consolidated Financial Data” below. References in our Annual Report on Form 10-K for the year ended December 31, 2014 incorporated by reference in this prospectus supplement to compound annual growth rate, or CAGR, refer to the growth rate of the item measured over the applicable period as if it had grown at a constant rate on an annually compounded basis. We believe that the presentation of CAGR is useful to investors in assessing growth over time but caution should be taken in reliance on CAGR as a sole measure of growth as it may understate the potential effects of volatility by presenting trends at a steady rate.

Our Company

We are a global provider of technology-enabled communication services. We offer a broad range of communication and network infrastructure solutions that help manage or support essential communications. These solutions include unified communications services, safety services, interactive services such as automated notifications, telecom services and specialized agent services. The scale and processing capacity of our proprietary technology platforms, combined with our expertise in managing voice and data transactions, enable us to provide reliable, high-quality, mission-critical communications designed to maximize return on investment for our clients. We serve at least 7 of the top 10 companies by revenues in each of the Fortune 1000 categories we serve, including healthcare, utilities, education, telecommunications, banking, retail, financial services and technology. We have sales and/or operations in the United States, Canada, Europe, the Middle East, Asia-Pacific, Latin America and South America.

To enhance our services and deliver operational excellence to our clients, we have continuously invested in expanding our technology platforms and developing specialized expertise. Over the past decade, we have evolved our business mix from labor-intensive communication services to predominantly diversified and platform-based, technology-driven voice and data services, which accounted for over 90% of our revenue from continuing operations for the year ended December 31, 2014. We have increased our penetration into international conferencing markets, strengthened our alerts and notifications business and established a leadership position in safety services and healthcare advocacy services. We have reoriented our business to address the emergence of fast-growing trends such as unified communications, mobility and video, as well as rapidly growing markets such as healthcare. As we continue to increase the variety of platform-based services we provide, we intend to pursue opportunities in markets where we are able to leverage our technological capabilities. Our IP Communications, Safety Services, Interactive Services and Specialized Agent Services businesses, which contributed over $800 million in revenues in 2014, provide some of our strongest growth opportunities.

For the year ended December 31, 2014, we grew revenue from continuing operations to $2,218.6 million, a 4.6% increase compared to the year ended December 31, 2013, and generated $668.3 million in Adjusted EBITDA from continuing operations, or 30.1% Adjusted EBITDA margin, $134.6 million in income from continuing operations and $409.5 million in net cash flows from continuing operating activities. See “—Summary Consolidated Financial Data” below.

Recent Developments

•	Divestiture of Several Agent Services Businesses. On March 3, 2015, we closed the sale of several of our agent-based businesses for approximately $275 million in cash. Businesses that were sold were previously included in the Communication Services reportable segment and include our consumer facing customer sales and lifecycle management, account services and receivables management businesses. We have retained a portion of our agent services businesses, including Health Advocate, business-to-business and cost containment services. The pro forma impact of this divestiture on our full year 2014 results was an approximately $578 million reduction in revenue and a $47 million reduction in Adjusted EBITDA. The Adjusted EBITDA impact is comprised of $34 million of Adjusted EBITDA from the divested business on a fully allocated basis, plus $13 million of corporate and shared services cash expenses that are allocated to the divested business but will not move to the purchaser. As a result of the transaction, our employee count went down from approximately 35,000 to 9,700, making us a significantly less labor-intensive company. The divestiture is consistent with the Company’s stated objective of focusing on faster-growing, more profitable lines of business.

•	Change in Segment Reporting. We have reorganized our business following the divestiture of our agent services businesses. Going forward, we will report financial results of the Company on a consolidated basis only. This change was made to align the Company’s external reporting structure with its internal reporting and performance assessment structure. The Company plans to continue to publish its platform and agent revenue quarterly and update the market on the progress of select lines of business.

•	Change in Executive Management. Jan Madsen was formally named Chief Financial Officer and Treasurer of the Company in March 2015. Ms. Madsen replaces Paul Mendlik, who had previously announced his plans to retire. Mr. Mendlik has agreed to a two-year consulting agreement post retirement to help ensure a smooth transition. Following the divestiture of our agent services businesses, each of Steve Stangl, the current President of our Communication Services segment, and Todd Strubbe, the current President of our Unified Communications segment, has announced his departure from the Company.

Share Repurchase

We have entered into an agreement with the selling stockholders to repurchase 1,000,000 shares of our common stock from the selling stockholders, concurrently with the closing of this offering, at the price at which shares of common stock are sold to the public in this offering, less underwriting discounts and commissions, for an aggregate purchase price of approximately $29.6 million. We refer to this transaction as the “share repurchase.” The terms and conditions of the share repurchase were reviewed and approved by our Board of Directors, other than the director nominees of the selling stockholders, who recused themselves from the Board’s deliberations.

The closing of the share repurchase is contingent on the closing of this offering and other customary conditions. The closing of this offering is not contingent on the closing of the share repurchase, and there can be no assurance that the share repurchase will be completed. We intend to fund the share repurchase with cash on hand. The shares of our common stock that are repurchased in the share repurchase will be held in treasury.

The share repurchase will be executed in a private, non-underwritten transaction. The description and the other information in this prospectus supplement regarding the share repurchase are included in this prospectus supplement for informational purposes. Nothing in this prospectus supplement should be construed as an offer, or the solicitation of an offer, to buy any of our common stock subject to the share repurchase.

Corporate Information

Our principal executive offices are located at 11808 Miracle Hills Drive, Omaha, Nebraska 68154, and our telephone number at that address is (402) 963-1200. Our website is www.west.com where our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC. None of the information on our website or any other website identified herein, in the accompanying prospectus or in any document incorporated by reference herein or therein is part of this prospectus supplement. All websites in this prospectus supplement, the accompanying prospectus and any document incorporated herein or therein are intended to be inactive textual references only.

The Offering

Common stock offered by the selling stockholders	11,000,000 shares

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters an option to purchase up to an additional 1,650,000 shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days after the date of this prospectus supplement.

Concurrent share repurchase	We have entered into an agreement with the selling stockholders to repurchase 1,000,000 shares of our common stock from the selling stockholders in a private transaction, concurrently with the closing of this offering, at the price at which the shares of common stock are sold to the public in this offering, less underwriting discounts and commissions, for an aggregate purchase price of approximately $29.6 million. The closing of the share repurchase is contingent on the closing of this offering. The closing of this offering is not contingent on the closing of the share repurchase.

Common stock outstanding immediately after the offering (1)	84,302,594 shares (or 83,302,594 shares after giving effect to the share repurchase)

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of their shares of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will, however, bear all expenses related to the offering (other than underwriting discounts and commissions paid to the underwriters and transfer taxes, if any, with respect to the shares being sold by the selling stockholders). See “Use of Proceeds.”

Dividend policy	Subject to legally available funds, we currently intend to continue to pay a quarterly cash dividend, currently set at the rate of $0.225 per share. We anticipate funding our dividends with cash generated by our operations. The declaration and payment of all future dividends, if any, will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, capital requirements and such other factors as the Board of Directors deems relevant, including applicable law and any limitation on the payment of dividends in our senior secured credit facilities and the indenture governing our senior notes.

Principal stockholders

Upon completion of this offering, we expect that investment funds associated with Thomas H. Lee Partners, L.P. and Quadrangle Group LLC (collectively, the “Sponsors”), who are the selling stockholders in this offering, will no longer control a majority of the voting power of our common stock. Therefore, after the completion of this offering, we will no longer qualify as a “controlled company” under the

Nasdaq Marketplace Rules and, as a result, will no longer qualify for exemptions from certain corporate governance requirements. However, we may continue to utilize such exemptions during the phase-in periods under those rules. See “Risk Factors.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 and the “Risk Factors” section contained in our Annual Report on Form 10-K for the year ended December 31, 2014 which is incorporated by reference herein to read about factors you should consider before investing in our common stock.

Nasdaq Global Select Market symbol	“WSTC”

Lock-up agreements	Our directors, certain of our executive officers and certain of our stockholders, including the selling stockholders, have agreed with the underwriters that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, subject to certain exceptions, neither we nor any of our directors, certain of our executive officers or certain of our stockholders will, for a period of 90 days following the date of this prospectus supplement, offer, sell or contract to sell any shares of our common stock or any security convertible into our exercisable or exchangeable for our common stock. Certain of our executive officers have been exempted from entering into such lock-up agreements due to previously arranged departures from the Company and certain of our executive officers’ lock-up agreements may terminate on an earlier date. See “Underwriting (Conflicts of Interest).”

Conflicts of interest	Various investment funds affiliated with Goldman, Sachs & Co. collectively own in the aggregate in excess of 10% of certain of the THL Funds. Accordingly, Goldman, Sachs & Co. is deemed to be an “affiliate” of such THL Funds for purposes of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“Rule 5121”). It is expected that by selling shares of common stock in this offering, such THL Funds will receive more than 5% of the net proceeds of the offering, not including underwriting compensation. As a result, Goldman, Sachs & Co. is deemed to have a “conflict of interest” with us within the meaning of Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering because a “bona fide public market” within the meaning of Rule 5121 exists for our common stock. Goldman, Sachs & Co. will not confirm sales to accounts over which it exercises discretionary authority without the prior written approval of the customer. Goldman, Sachs & Co. will not receive any proceeds of the offering other than underwriting compensation. See “Underwriting (Conflicts of Interest).”

(1)	The number of shares of common stock outstanding immediately after the offering is based on 84,302,594 shares of our common stock outstanding as of March 1, 2015 and excludes, as of such date:

•	2,876,637 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $27.09 per share;

•	1,422,172 shares underlying notional shares outstanding under our Nonqualified Deferred Compensation Plan;

•	670,213 shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan;

•	6,278,516 shares of common stock reserved for issuance under our 2013 Long-Term Incentive Plan; and

•	1,795,935 shares of common stock reserved for issuance under our Nonqualified Deferred Compensation Plan.

Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 1,650,000 shares of our common stock from the selling stockholders.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business as of the dates and for the periods presented. The summary consolidated operations statement and balance sheet data have been derived from our consolidated financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 and have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The balance sheet data as of December 31, 2012 have been derived from our unaudited consolidated financial statements and include adjustments giving effect to the sale of several of our agent-based businesses. You should read the following summary historical consolidated financial data in conjunction with, and such data is qualified in its entirety by reference to, our audited consolidated financial statements and the notes related thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference herein. Our historical results are not necessarily indicative of future operating results.

	Year ended December 31,
	2014	2013	2012
	(dollars in thousands, except per share amounts)
Operations Statement Data (1):
Revenue	$2,218,594	$2,120,972	$2,042,526
Cost of services	943,331	894,628	845,750
Selling, general and administrative expenses	813,856	775,050	753,674

Operating income	461,407	451,294	443,102
Interest expense	(188,102)	(232,935)	(263,984)
Refinancing expense	(73,309)	(23,105)	(2,715)
Other income, net	7,294	2,488	2,268

Income before income tax expense	207,290	197,742	178,671
Income tax expense	72,679	74,651	73,459

Net income from continuing operations	$134,611	$123,091	$105,212

Earnings per common share from continuing operations:
Basic Common	$1.60	$1.56	$1.71
Diluted Common	$1.57	$1.53	$1.66

Selected Operating Data (1):
Operating margin (2)	20.8%	21.3%	21.7%
Net income margin (3)	6.1%	5.8%	5.2%

	As of December 31,
	2014	2013	2012
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$115,061 (4)	$230,041	$179,111
Total assets	$3,818,075	$3,496,644	$3,457,295
Total debt (5)	$3,358,725	$3,295,306	$3,838,545

Other Financial Data:
Cash dividends declared (6)	$75,991	$56,443	$511,041
EBITDA (7)	$694,241	$664,741	$663,148
Adjusted EBITDA (7)	$715,352	$704,443	$686,885
Adjusted EBITDA margin (7)	25.6%	26.2%	26.0%
Covenant Adjusted EBITDA (7)	$716,661	$712,825	$713,075
Covenant Adjusted EBITDA margin (7)	25.6%	26.5%	27.0%
Ratio of total debt to Covenant Adjusted EBITDA (8)	4.6x	4.6x	5.3x
Cash interest expense (9)	$164,416	$212,713	$252,783
Ratio of Covenant Adjusted EBITDA to cash interest expense (8)	4.5x	3.4x	2.9x

(1)	Operating results are from continuing operations.
(2)	Operating margin represents operating income as percentage of revenue.
(3)	Net income margin represents net income from continuing operations as a percentage of revenue.
(4)	After giving pro forma effect to the agent services businesses divestiture (assuming net proceeds of $275.0 million, before transaction expenses and taxes) and the share repurchase (for an aggregate purchase price of approximately $29.6 million), our cash and cash equivalents as of December 31, 2014 would have been $360.5 million.
(5)	Total debt includes other indebtedness of capital lease obligations reduced by cash and cash equivalents.
(6)	Cash dividends declared in 2014, 2013 and 2012 were $0.90 per share, $0.675 per share and $8.00 per share, respectively.
(7)	The common definition of EBITDA is “Earnings Before Interest Expense, Taxes, Depreciation and Amortization.” In evaluating liquidity and performance, we use “Adjusted EBITDA” and “Covenant Adjusted EBITDA.” We define Adjusted EBITDA as earnings before interest expense, share-based compensation, taxes, depreciation and amortization and transaction costs. We define Covenant Adjusted EBITDA as Adjusted EBITDA plus post-acquisition synergies, site closures and other impairments, other non-cash reserves, certain litigation settlement costs, non-controlling interest, and excluding unrestricted subsidiaries. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. “Covenant Adjusted EBITDA margin” represents Covenant Adjusted EBITDA as a percentage of revenue.

EBITDA, Adjusted EBITDA and Covenant Adjusted EBITDA are not measures of financial performance or liquidity under generally accepted accounting principles (“GAAP”). Although we use Adjusted EBITDA and Covenant Adjusted EBITDA as measures of our liquidity, the use of Adjusted EBITDA and Covenant Adjusted EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business and, for Covenant Adjusted EBITDA, includes adjustments for synergies that have not been realized. In addition, as disclosed below, certain adjustments included in our calculation of Covenant Adjusted EBITDA are based on management’s estimates and do not reflect actual results. For example, post-acquisition synergies included in Covenant Adjusted EBITDA are determined in accordance with our senior secured credit facilities and the indenture governing our senior notes, which provide for an adjustment to EBITDA, subject to certain specified limitations, for reasonably identifiable and factually supportable cost savings projected by us in good faith to be realized as a result of actions taken following an acquisition. EBITDA, Adjusted EBITDA and Covenant Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from historical operating activities or other income or cash flow data prepared in accordance with GAAP. Adjusted EBITDA and Covenant Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and Covenant Adjusted EBITDA are presented here as we understand investors use them as measures of our historical ability to service debt and compliance with covenants in our senior secured credit facilities. Further, Adjusted EBITDA is presented here as we use it to measure our performance to conduct and evaluate our business during our regular review of operating results for the periods presented. We utilize this non-GAAP measure to make decisions about the use of resources, analyze performance and measure management’s performance with stated objectives.

Covenant Adjusted EBITDA does not include pro forma adjustments for acquired entities of $15.8 million in 2014 and $5.5 million in 2012 as is permitted in our debt covenants.

(8)	Includes pro forma adjustments for acquired entities of $15.8 million in 2014 and $5.5 million in 2012 as is permitted in our debt covenants.
(9)	Cash interest expense, as defined in our credit facility covenants, represents interest expense paid less amortization of capitalized financing costs and non-cash loss on hedge agreements expensed as interest under our senior secured term loan facility, senior secured revolving credit facility, senior notes and senior subordinated notes.

Set forth below is a reconciliation of EBITDA, Adjusted EBITDA and Covenant Adjusted EBITDA to cash flows from historical operating activities and a reconciliation of EBITDA to net income. Consistent with our historical debt covenant calculations, the Adjusted EBITDA calculations below include the total operations of the Company (continuing operations and discontinued operations).

	Year ended December 31,
(amounts in thousands)	2014	2013	2012
Total operating cash flows	$462,723	$384,087	$318,916
Income tax expense	70,510	83,559	82,068
Deferred income tax (expense) benefit	29,146	2,525	(1,318)
Interest expense and other financing charges	261,404	257,696	273,117
Impairments	—	—	(3,715)
Provision for share-based compensation	(15,728)	(10,555)	(25,849)
Amortization of debt acquisition costs	(31,636)	(24,849)	(17,321)
Other	312	(99)	432
Changes in operating assets and liabilities, net of business acquisitions	(82,490)	(27,623)	36,818

EBITDA	694,241	664,741	663,148

Provision for share-based compensation (a)	15,728	10,555	25,849
Sponsor management/termination fee and IPO bonus	—	27,975	4,123
M&A and acquisition related costs	5,383	1,172	1,652
Acquisition earnout reversal	—	—	(7,887)

Adjusted EBITDA	715,352	704,443	686,885

Acquisition synergies and transaction costs (b)	247	2,865	9,701
Site closures and other impairments (c)	3,530	1,547	12,245
Non-cash foreign currency loss (gain) (d)	(3,218)	3,970	1,581
Litigation settlement costs (e)	750	—	2,663

Covenant Adjusted EBITDA (f)	$716,661	$712,825	$713,075

(a)	Represents total share-based compensation expense determined at fair value.
(b)	Represents unrealized synergies for acquisitions, consisting primarily of headcount reductions and telephony-related savings. Amounts shown are permitted to be added to “EBITDA” for purposes of calculating our compliance with certain covenants under our senior secured credit facilities and the indenture governing our senior notes.
(c)	Represents site closures, severance, goodwill and other asset impairments.
(d)	Represents the unrealized loss (gain) on foreign denominated debt and the loss (gain) on transactions with affiliates denominated in foreign currencies.
(e)	Represents litigation settlements, net of estimated insurance proceeds, and related legal costs.
(f)	Covenant Adjusted EBITDA does not include pro forma adjustments for acquired entities of $15.8 million in 2014 or $5.5 million in 2012 as permitted in our debt covenants.

	Year ended December 31,
(amounts in thousands)	2014	2013	2012
Net Income	$158,405	$143,202	$125,541
Interest expense and other financing charges	261,404	257,696	273,117
Depreciation and amortization	203,922	180,284	182,422
Income tax expense	70,510	83,559	82,068

EBITDA	$694,241	$664,741	$663,148

A comparison of the reconciliation of Adjusted EBITDA for the year ended December 31, 2014 (“2014 Adjusted EBITDA”) to cash flows from historical operating activities and the reconciliation of 2014 Adjusted EBITDA to cash flows from continuing operating activities is set forth below.

	2014 Adjusted EBITDA
	Historical Operations	Continuing Operations
(amounts in thousands)
Total operating cash flows	$462,723	$409,491
Income tax expense	70,510	72,679
Deferred income tax (expense) benefit	29,146	26,632
Interest expense and other financing charges	261,404	261,404
Provision for share-based compensation	(15,728)	(15,574)
Amortization of debt acquisition costs	(31,636)	(31,636)
Other	312	316
Changes in operating assets and liabilities, net of business acquisitions	(82,490)	(74,081)

EBITDA	694,241	649,231
Provision for share-based compensation	15,728	15,574
M&A and acquisition related costs	5,383	3,467

Adjusted EBITDA	$715,352	$668,272

RISK FACTORS

Investing in our common stock involves substantial risks. Before making an investment decision, you should carefully read and consider the information set forth below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 (which information is incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” elsewhere in this prospectus supplement or the accompanying prospectus. Any one of the risks discussed could cause actual results to differ materially from expectations and could adversely affect our business, financial condition and results of operations. Additional risks and uncertainties not presently known to us or not identified may also materially and adversely affect our business, financial condition and results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties actually occurs, causing you to lose all or part of your investment.

Risks Relating to the Offering and Ownership of Our Common Stock

The price of our common stock could be volatile, and you may not be able to resell your shares at or above the price you paid for them.

The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;

•	changes in investors’ and analysts’ perception of the business risks and conditions of our business;

•	our ability to meet the earnings estimates and other performance expectations of financial analysts or investors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	unfavorable commentary or downgrades of our stock by equity research analysts;

•	future sales of our common stock by us, our officers, directors and significant stockholders;

•	fluctuations in the stock prices of our peer companies or in stock markets in general;

•	changes in key personnel; and

•	general economic or political conditions.

Furthermore, the stock market has experienced volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our common stock price and its trading volume could decline.

The market price of our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our common stock or its trading volume to decline. Moreover, if one or more of the analysts who cover our Company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

A significant percentage of our outstanding common stock is held by a concentrated number of stockholders, which could impact your liquidity, and future sales of our common stock may lower our stock price.

Our Sponsors and entities controlled by Gary and Mary West collectively held approximately 70% of our outstanding common stock as of December 31, 2014, or approximately 57% after giving effect to this offering (or 55% if the underwriters exercise their option to purchase additional shares in full). As of December 31, 2014, approximately 30% of our outstanding common stock, or 43% after giving effect to this offering (or 45% if the underwriters exercise their option to purchase additional shares in full), was freely tradable on the Nasdaq Global Select Market. Continued concentrated ownership could result in fewer shares being available to be traded in the market, resulting in reduced liquidity.

In addition, any sales by our existing stockholders of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, may cause the market price of our shares to decline. As of December 31, 2014, 84,179,806 shares of our common stock were outstanding. Of these shares, all of the shares sold in this offering, including any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be available for immediate resale in the public market and 54,589,177 shares are subject to lock-up agreements restricting the sale of those shares for 90 days from the date of this prospectus supplement, subject to certain exceptions, and may be freely sold in the public market thereafter, unless they are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, this prospectus supplement and the accompanying prospectus form part of an effective “shelf” registration statement pursuant to which holders of 48,013,255 shares of our common stock (after giving effect to this offering), including the selling stockholders, have the right, subject to certain exceptions and conditions and to the lock-up agreements described above, to make future offerings of our common stock, including in underwritten public offerings. We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price of our common stock.

We have also issued outstanding options to purchase our common stock. To the extent that these options are exercised, there will be further dilution. We have filed a registration statement on Form S-8 under the Securities Act covering all of the common stock subject to outstanding equity awards, as well as options and shares reserved for future issuance, under our equity incentive plans. These shares may be freely sold in the public market upon issuance and vesting, subject to the lock-up agreements described above and contained in the terms of such plans, or unless they are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Sales of a substantial number of these shares could cause the market price of our common stock to decline.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution.

We may not generate sufficient cash flows or have sufficient restricted payment capacity under our senior secured credit facilities or the indenture governing our senior notes to pay our intended dividends on the common stock.

Subject to legally available funds, we intend to pay quarterly cash dividends. We will only be able to pay dividends from our available cash on hand and funds generated by us and our subsidiaries. Our ability to pay dividends to our stockholders will be subject to the terms of our senior secured credit facilities and the indenture governing our senior notes. Our operating cash flow and ability to comply with restricted payments covenants in our debt instruments will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. In addition, dividend payments are not mandatory or guaranteed, and our Board of Directors could change our dividend policy, decrease the level of dividends or entirely discontinue the payment of dividends. The following additional factors, among others, could affect our dividend policy:

•	we are not legally or contractually required to pay dividends;

•	while we currently intend to pay a regular quarterly dividend, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our Board of Directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant;

•	the amount of dividends distributed is and will be subject to contractual restrictions under the restricted payments covenants contained in:

•	the indenture governing our senior notes;

•	the terms of our senior secured credit facilities; and

•	the terms of any other outstanding indebtedness we may incur.

In addition, the amount of dividends we may pay is subject to state law restrictions. As a result of the foregoing limitations on our ability to pay dividends, we cannot assure you that we will be able to make all of our intended quarterly dividend payments.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt that our stockholders may find beneficial.

Our amended and restated certificate of incorporation, second amended and restated bylaws and Delaware law contain provisions that were adopted by our Board of Directors for the purpose of increasing the likelihood that a proposed acquisition is fair to and in the best interests of the stockholders, but could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. Our corporate governance documents include provisions:

•	establishing a classified Board of Directors so that not all members of our board are elected at one time;

•	providing that directors may be removed by stockholders only for cause;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	limiting our ability to engage in certain business combinations with any “interested stockholder” (other than the Sponsors, Gary and Mary West, their affiliates and certain transferees) for a three-year period following the time that the stockholder became an interested stockholder;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors; and

•	limiting the determination of the number of directors on our Board of Directors and the filling of vacancies or newly created seats on the board to our Board of Directors then in office.

These provisions, alone or together, could delay hostile takeovers and changes in control of our Company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law. Any provision of our amended and restated certificate of incorporation or second amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

In addition, our senior secured credit facilities and the indenture governing our senior notes contain customary “change of control” provisions which could have the effect of increasing the cost of acquiring the Company and therefore may discourage such an acquisition or reduce the price a buyer would be willing to pay to our stockholders in an acquisition.

Our principal stockholders possess significant influence over us. Their interests may not coincide with other stockholders and they may make decisions with which other stockholders may disagree.

Entities controlled by Gary L. West and Mary E. West, the Gary and Mary West Health Institute and investment funds associated with the Sponsors owned, in the aggregate, approximately 70% of our outstanding common stock as of December 31, 2014, or approximately 57% after giving effect to this offering (or 55% if the underwriters exercise their option to purchase additional shares in full). Under our amended and restated stockholder agreement among us and certain of our significant stockholders, including our Sponsors, our Sponsors can designate up to five directors, in the aggregate, to our Board of Directors, subject to ownership of our common stock above certain thresholds. Because our Chief Executive Officer is appointed, and may be terminated, by our Board of Directors, our Sponsors will effectively have the ability to select our Chief Executive Officer through the designation of directors, subject to ownership of our common stock above certain thresholds. As a result, these stockholders, acting individually or together, could control substantially all matters requiring stockholder approval, including the election of most directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our Company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a Company or the interest of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that other stockholders would not approve or make decisions with which other stockholders may disagree.

Upon the completion of this offering, we will no longer be a “controlled company” under the Nasdaq Marketplace Rules and, as a result, will no longer qualify for exceptions from certain corporate governance requirements. If we are unable to comply with applicable corporate governance requirements, we may become subject to enforcement action.

Because investment funds associated with the Sponsors have agreed to act together on certain matters, including with respect to the election of directors, and own approximately 52% of the voting power of our common stock as of December 31, 2014, we are currently considered a “controlled company” under the Nasdaq Marketplace Rules. Accordingly, we are exempt from the obligation to comply with certain of the corporate governance requirements under the Nasdaq Marketplace Rules. After giving effect to this offering, funds associated with the Sponsors will own approximately 39% of the voting power of our common stock (or 37% if the underwriters exercise their option to purchase additional shares in full). As a result, after the completion of this offering, we will no longer be a “controlled company” within the meaning of the corporate governance standards contained in the Nasdaq Marketplace Rules. Subject to the phase-in periods under those rules, we will be required to have a board of directors consisting of a majority of independent directors and compensation and nominating committees consisting of entirely independent directors.

Currently, three out of eight members of our Board of Directors are independent directors. In addition, one member of each of our Compensation Committee and our Nominating and Corporate Governance Committee is an independent director. Under the phase-in rules of the Nasdaq Global Select Market, our Compensation Committee and our Nominating and Corporate Governance Committee will each be required to consist of a majority of independent directors within 90 days following the completion of this offering and to consist solely of independent directors within one year following the completion of this offering. In addition, we will be required to maintain a majority of independent directors on our Board of Directors within one year following the completion of this offering. The “controlled company” exemption does not modify the independence requirements for our Audit Committee, which already consists solely of independent directors. During these phase-in periods, we may continue to utilize the available exemptions from certain corporate governance requirements, as permitted by the Nasdaq Marketplace Rules. Accordingly, during the phase-in periods you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements under the Nasdaq Marketplace Rules. In addition, if we are not able to comply with the Nasdaq Marketplace Rules within the phase-in periods, we may be subject to enforcement actions.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely affect our business or prospects.

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than West and its subsidiaries) and that may be a business opportunity for such Sponsor, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of the Sponsors shall have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

These provisions apply subject only to certain ownership requirements of the Sponsors and other conditions. For example, our Sponsors may become aware, from time to time, of certain business opportunities, such as acquisition opportunities or ideas for product line expansions, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Sponsors could adversely impact our business or prospects if attractive business opportunities are procured by the Sponsors for their own benefit rather than for ours.

USE OF PROCEEDS

All of the shares of our common stock in the offering are being sold by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of their share of our common stock. We will not receive any of the proceeds from the sale of shares of our common stock in the offering.

Pursuant to the terms of that certain amended and restated registration rights agreement, dated March 8, 2013, the Company is obligated to pay all expenses related to the offering (other than underwriting discounts and commissions paid to the underwriters and transfer taxes, if any, with respect to the shares being sold by the selling stockholders), including reasonable fees and disbursements of counsel to the selling stockholders.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock began trading on the Nasdaq Global Select Market under the ticker symbol “WSTC” following our initial public offering on March 22, 2013. The table set forth below provides, for the quarters indicated, the intraday high and low sales prices and dividends paid per share of our common stock. Subject to legally available funds, we currently intend to continue to pay our stockholders a quarterly cash dividend, currently set at the rate of $0.225 per share. We anticipate funding our dividends with cash generated by our operations. However, the declaration and payment of all future dividends, if any, will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, capital requirements and such other factors as the Board of Directors deems relevant, including applicable law and any limitation on the payment of dividends in our senior secured credit facilities and the indenture governing our senior notes.

	Price Range		Dividend Declared Per Share
	High	Low
2015
First Quarter (through March 12, 2015)	$35.98	$30.47	$0.225
2014
Fourth Quarter	$34.12	$26.82	$0.225
Third Quarter	$30.96	$24.93	$0.225
Second Quarter	$27.69	$23.00	$0.225
First Quarter	$26.24	$21.43	$0.225
2013
Fourth Quarter	$26.39	$21.28	$0.225
Third Quarter	$24.49	$21.16	$0.225
Second Quarter	$24.15	$19.08	$0.225
First Quarter (from March 22, 2013)	$19.34	$18.38	$0.000

The last reported sale price of our common stock on the Nasdaq Global Select Market on March 12, 2015 was $31.28 per share. As of March 1, 2015, there were 61 holders of record of our common stock. This figure does not reflect the beneficial ownership of shares held in nominee name.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder, information known to us regarding beneficial ownership of our common stock by each selling stockholder as of March 1, 2015 and the number of shares of our common stock offered by each selling stockholder in the offering.

Information with respect to beneficial ownership is based on our records, information filed with the SEC or information furnished to us by each selling stockholder. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, to our knowledge, the entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

				Shares Beneficially Owned After the Offering (1)
	Shares Beneficially Owned Prior to the Offering (1)		Number of Shares Offered Hereby	(Assuming the Underwriters’ Option is Not Exercised)		(Assuming the Underwriters’ Option is Exercised in Full)
Name of Selling Stockholder	Number	%		Number	%	Number	%
Quadrangle Capital Partners II LP (2)	6,603,510	7.8%	1,658,110	4,945,400	5.9%	4,696,683	5.6%
Quadrangle Capital Partners II-A LP (2)	764,643	*	191,998	572,645	*	543,845	*
Quadrangle Select Partners II LP (2)	177,156	*	44,483	132,673	*	126,001	*
Thomas H. Lee Equity Fund VI, L.P. (3)	15,028,249	17.8%	3,773,523	11,254,726	13.4%	10,688,697	12.7%
Thomas H. Lee Parallel Fund VI, L.P. (3)	10,176,330	12.1%	2,555,228	7,621,102	9.0%	7,237,818	8.6%
THL Equity Fund VI Investors (West), L.P. (3)	7,892,396	9.4%	1,981,743	5,910,653	7.0%	5,613,392	6.7%
Thomas H. Lee Parallel (DT) Fund VI, L.P. (3)	1,777,600	2.1%	446,347	1,331,253	1.6%	1,264,301	1.5%
THL Equity Fund VI Investors (West) HL, L.P. (3)	1,207,250	1.4%	303,135	904,115	1.1%	858,645	1.0%
Putnam Investment Holdings, LLC (3)	76,700	*	19,259	57,441	*	54,552	*
Putnam Investments Employees’ Securities Company III LLC (3)	76,670	*	19,251	57,419	*	54,531	*
THL Coinvestment Partners, L.P. (3)	27,570	*	6,923	20,647	*	19,609	*

*	Denotes ownership of less than 1%.
(1)	Percentages are based on 84,302,594 shares of our common stock issued and outstanding as of March 1, 2015. Does not give effect to the Company’s repurchase of 1,000,000 shares of common stock from the selling stockholders in the share repurchase.
(2)	Pursuant to the terms of an amended and restated stockholder agreement among the Company and certain of the Company’s significant stockholders, including investors related to Quadrangle Group LLC, the selling stockholders have designated one director, Michael A. Huber, for election to our Board of Directors. The general partner of each selling stockholder is Quadrangle GP Investors II LP, whose general partner is QCP GP Investors II LLC (collectively, the “QF Advisors”). Shares held by such selling stockholders may be deemed to be beneficially owned by the QF Advisors. The QF Advisors disclaim any beneficial ownership of any shares held by such selling stockholders. Voting or investment control over securities that such selling stockholders own are acted upon by the investment committee of QCP GP Investors II LLC as general partner of Quadrangle GP Investors II LP, the general partner of the selling stockholders. The current members of the investment committee of QCP GP Investors II LLC are Bryan Bytof, Michael A. Huber and Steven G. Felsher.
(3)

Pursuant to the terms of an amended and restated stockholder agreement among the Company and certain of the Company’s significant stockholders, including investors related to Thomas H. Lee Partners, L.P., the selling stockholders have designated three directors, Anthony J. DiNovi, Laura A. Grattan and Soren L. Oberg, for election to our Board of Directors. The general partner of Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., THL Equity Fund VI Investors (West), L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Coinvestment Partners, L.P. and THL Equity Fund VI Investors (West) HL, L.P. (collectively, the “THL Funds”), other than THL Coinvestment Partners, L.P., is THL Equity Advisors VI, LLC, whose sole member is Thomas H. Lee Partners, L.P., whose general partner is Thomas H. Lee Advisors, LLC, whose managing member is THL Holdco, LLC. The general partner of THL Coinvestment Partners, L.P. is Thomas H. Lee Partners, L.P. Putnam Investment Holdings, LLC and Putnam Investments Employees’ Securities Company III LLC (collectively, the “Putnam Funds”) are co-investment entities of the THL Funds, and are contractually obligated to co-invest (and dispose of securities) alongside certain of the THL Funds on a pro rata basis. Voting and investment determinations with respect to the shares held by the THL Funds are made by the management committee of THL Holdco, LLC. Anthony J. DiNovi and Scott M. Sperling are the members of the management committee of THL Holdco, LLC, and as such may be deemed to share beneficial ownership of the shares held or controlled by the THL Funds. Each of Messrs. DiNovi and Sperling disclaims beneficial ownership of such securities. Putnam Investment Holdings, LLC (“Holdings”) is the managing member of Putnam Investments Employees’ Securities Company III LLC (“ESC III”). Holdings disclaims any beneficial ownership of any shares held by ESC III. Putnam Investments LLC, the managing member of Holdings, disclaims beneficial ownership of any shares held by the Putnam Funds.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock by a Non-U.S. Stockholder. Except as modified for estate tax purposes (as discussed below), for purposes of this discussion, a Non-U.S. Stockholder is a beneficial owner of our common stock that is treated for U.S. federal income tax purposes as:

•	a non-resident alien individual;

•	a corporation created or organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, other than a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address the U.S. federal tax consequences to an entity treated as a partnership for U.S. federal income tax purposes or to persons investing through such an entity. If an entity treated as a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership considering an investment in our common stock should consult its own tax advisors as to the U.S. federal income and estate tax consequences of being a partner in a partnership that purchases, owns or disposes of our common stock.

This summary assumes that our common stock is held as a capital asset (generally, property held for investment). This summary is of a general nature and thus does not address all of the U.S. federal income and estate tax considerations that might be relevant to a Non-U.S. Stockholder in light of its particular circumstances or to a Non-U.S. Stockholder subject to special treatment under U.S. federal tax laws. Furthermore, this summary does not discuss any aspects of U.S. federal gift, state, local or non-U.S. taxation. This summary is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all of which are subject to change or differing interpretation, possibly with retroactive effect. Each prospective purchaser of our common stock is advised to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our common stock. No assurance exists that the IRS will not challenge any of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Stockholder of purchasing, owning and disposing of our common stock.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION AND ANY APPLICABLE TAX TREATY.

Distributions

If we make distributions on our common stock, the distributions will be dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital that will first reduce your basis in our common stock (determined separately for each share), but not below zero, and then will be treated as gain from the sale of stock (as discussed further below).

Any dividend paid to a Non-U.S. Stockholder with respect to our common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a Non-U.S. Stockholder must certify as to its eligibility for reduced withholding under an applicable income tax treaty on a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, in order to obtain the benefits of such treaty. A Non-U.S. Stockholder that does not timely provide the applicable withholding agent with the required certification, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Stockholders should consult their own tax advisors regarding their possible entitlement to benefits under a tax treaty.

If, however, the Non-U.S. Stockholder provides a valid IRS Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States, and otherwise complies with applicable certification requirements, the dividend will not be subject to the withholding tax described above. Instead, such dividend will be subject to U.S. federal income tax in the manner described below under “Effectively Connected Income.”

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Except as otherwise discussed below, a Non-U.S. Stockholder generally will not be subject to U.S. federal income tax on any gain realized upon a sale, exchange or other taxable disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the United States), (ii) the Non-U.S. Stockholder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the year in which such sale, exchange or other taxable disposition occurs and certain other conditions are met, (iii) the Non-U.S. Stockholder is subject to provisions applicable to certain U.S. expatriates, or (iv) we are or become a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and certain other conditions are met. We do not believe that we are or will become a USRPHC, however there can be no assurance in that regard.

Gain described in clause (i) immediately above will be subject to U.S. federal income tax in the manner described below under “Effectively Connected Income.” A Non-U.S. Stockholder described in clause (ii) immediately above will be subject to tax at a 30% rate (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale, exchange or other taxable disposition, which may be offset by U.S.-source capital losses of the Non-U.S. Stockholder during the taxable year.

Effectively Connected Income

Any dividend with respect to, or gain recognized upon a sale, exchange or other taxable disposition of, our common stock that is effectively connected with a trade or business carried on by a Non-U.S. Stockholder within the United States (and, if an income tax treaty applies, that is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Stockholder in the United States) will be subject to U.S. federal income tax, based on the Non-U.S. Stockholder’s net effectively connected income, generally in the same manner as if the Non-U.S. Stockholder were a U.S. person for U.S. federal income tax purposes. If a dividend or gain is effectively connected with a U.S. trade or business of a Non-U.S. Stockholder that is a corporation for U.S. federal income tax purposes, such corporate Non-U.S. Stockholder may also be subject to a “branch profits tax” on its effectively connected earnings and profits (subject to certain adjustments) at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Stockholders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

FATCA Withholding

Under legislation commonly known as the Foreign Account Tax Compliance Act or “FATCA,” a 30% withholding tax generally will be imposed on dividends with respect to, and the gross proceeds from a disposition after December 31, 2016 of, shares of our common stock paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Code and the U.S. Treasury regulations promulgated thereunder), unless the foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose certain information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners) and satisfies certain other requirements or is deemed to be compliant with the requirements of FATCA, pursuant to an intergovernmental agreement, and (ii) certain other non-U.S. entities, unless the entity provides the payor with certain information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. All Non-U.S. Stockholders generally will be required to furnish certifications (generally on an IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI) or other documentation to establish an exemption from withholding under FATCA. FATCA withholding will also apply where our common stock is held through a non-U.S. broker (or other non-U.S. intermediary) that is not FATCA compliant. Under certain circumstances, a Non-U.S. Stockholder might be eligible for refunds or credits of the tax. You are encouraged to consult with your own tax advisor regarding the possible implications of FATCA on your investment in shares of our common stock, including the potential applicability of any intergovernmental agreements entered into between the United States and countries in which you are resident or maintain a branch.

Information Reporting and Backup Withholding

Annual reporting to the IRS and to each Non-U.S. Stockholder will be required as to the amount of distributions (other than certain distributions treated as gain on a sale of stock) paid to such Non-U.S. Stockholder and the amount, if any, of tax withheld with respect to such distributions. This information may also be made available to the tax authorities in the Non-U.S. Stockholder’s country of residence. Dividends generally are not subject to “backup withholding” if the Non-U.S. Stockholder properly certifies as to its non-U.S. status (usually by completing an IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI).

The payment of the proceeds of the sale, exchange or other disposition of our common stock to or through the U.S. office of a broker will be subject to both backup withholding and information reporting unless the Non-U.S. Stockholder certifies its non-U.S. status on IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale, exchange or other disposition of our common stock by non-U.S. offices of U.S. brokers or non-U.S. brokers with certain types of relationships to the United States unless the Non-U.S. Stockholder certifies its non-U.S. status or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Non-U.S. Stockholder may be refunded or credited against such Non-U.S. Stockholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Estate Tax

A non-resident alien individual (as specifically defined for estate tax purposes) should note that shares of our common stock (i) held by such individual or (ii) otherwise includible in such individual’s gross estate for U.S. federal estate tax purposes (for example, where such shares are held by a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable treaty, treated as U.S. situs property subject to U.S. federal estate tax. Accordingly, non-resident alien individuals may be subject to U.S. federal estate tax on all or a portion of the value of our common stock owned, directly or constructively, at the time of their death. Prospective investors who are non-resident alien individuals (or entities includible in such an individual’s gross estate for U.S. federal estate tax purposes) are urged to consult their own tax advisors concerning the potential U.S. federal estate tax consequences of owning our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement dated the date of this prospectus supplement with respect to the shares of common stock being offered (the “underwriting agreement”). Under the terms and subject to the conditions contained therein, the underwriters named below have severally and not jointly agreed to purchase, and the selling stockholders have severally and not jointly agreed to sell to them, the number of shares indicated below. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the joint book-running managers and representatives of the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC are also acting as joint book-running managers.

Name	Number of Shares
Goldman, Sachs & Co.	3,190,000
Morgan Stanley & Co. LLC	3,190,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	660,000
Barclays Capital Inc.	660,000
Citigroup Global Markets Inc.	660,000
Deutsche Bank Securities Inc.	660,000
Wells Fargo Securities, LLC	660,000
Robert W. Baird & Co. Incorporated	330,000
BMO Capital Markets Corp.	330,000
Evercore Group L.L.C.	330,000
William Blair & Company, L.L.C.	330,000

Total	11,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement and the accompanying prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.691875 per share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to any dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase from the selling stockholders up to an aggregate of 1,650,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option if they sell more shares than the total number of shares set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the number listed next to “Total” in the preceding table. If the underwriters’ option to purchase additional shares is exercised in full, the total price to the public of all the shares of common stock sold in connection with this offering would be $388,987,500, the total underwriters’ discounts and commissions paid by the selling stockholders would be $14,587,031, and the total net proceeds (before expenses) to the selling stockholders would be $374,400,469.

We will pay certain registration expenses of the selling stockholders but we will not pay any underwriting fees, discounts or commissions in connection with this offering. The following table shows the per share and total underwriting discounts and commissions that the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per Share	$1.153125	$1.153125
Total	$12,684,375	$14,587,031

We estimate that the total expenses of this offering payable by us will be approximately $1.3 million, which includes legal, accounting and printing costs and various other fees associated with this offering, including reasonable fees of counsel to the selling stockholders, but excludes the underwriting fees, discounts and commissions payable by the selling stockholders. We are paying the reasonable fees and disbursements of counsel for the underwriters in connection with any required review by the Financial Industry Regulatory Authority, Inc. in connection with this offering (which shall not exceed $15,000) and the qualification of the shares of our common stock being offered under state securities laws, including the preparation of a blue sky survey (which shall not exceed $5,000). The underwriters have agreed to reimburse us for certain out-of-pocket expenses in an amount up to approximately $300,000.

We, the selling stockholders and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

We, all of our directors, certain of our executive officers and certain of our stockholders, including the selling stockholders, have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. The restrictions described in this paragraph do not apply to:

•	transactions relating to common stock or other securities acquired in open market transactions, block purchases or another public offering, in each case after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made in connection with subsequent sales of shares of common stock or other securities purchased in any such transaction;

•	transfers of common stock or any security, directly or indirectly, convertible into common stock as a bona fide gift, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made in connection with any such transfer, provided, further that any such transfer shall be a disposition for no value, and provided, further that any transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 90 day period;

•

transfers to immediate family members, trusts for the direct or indirect benefit of the transferor or immediate family members of such tranferor, or limited partnerships the partners of which are the transferor and/or immediate family members of the transferor, in each case for estate planning purposes, provided that such stockholder shall use reasonable efforts to structure the transfer or distribution such that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required, and not make any voluntary filings under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock, provided, further that any such transfer shall be a disposition for no value, and provided, further that any transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 90 day period;

•	transfers or distributions by a stockholder who is subject to a lock-up of common stock to limited or general partners, limited liability company members, direct or indirect stockholders or other equity holders, investment funds, affiliates of such stockholder or any other entity controlled or managed by such stockholder or under common control or management as such stockholder, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made in connection with any such transaction, provided, further that any such transfer or distribution shall be a disposition for no value, and provided, further that any transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 90 day period;

•	transfers by will or intestacy, provided that any transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 90 day period, and provided, further that any such transfer shall be a disposition for no value;

•	dispositions or transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the foregoing clauses, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made in connection with any such transaction, provided, further that any such disposition or transfer shall be a disposition for no value, and provided, further that any transferee agrees with the underwriters to be bound by such restrictions for the remainder of such 90 day period;

•	the exercise of an option to purchase shares of common stock granted on or prior to the date of this prospectus supplement under a stock incentive plan or stock purchase plan of the Company described in this prospectus supplement, or the disposition to us of shares of common stock granted pursuant to the terms of any such plan (including, without limitation, pursuant to a “cashless exercise” of securities granted pursuant to the terms of any such plan or the payment of taxes associated with the vesting or exercise of securities granted pursuant to the terms of any such plan; provided that such “cashless exercise” shall be limited to those options which are scheduled to expire during such 90-day period) on or prior to the date of this prospectus supplement, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock (other than a reduction reported under transaction code F) shall be required or shall be voluntarily made in connection with any such exercise or disposition;

•	the issuance by us of options to purchase our common stock under stock option or similar plans as in effect on the date of the underwriting agreement and as described in this prospectus supplement;

•	the filing by us of any registration statement on Form S-8 relating to the offering of shares of our common stock pursuant to the terms of a stock option or similar plan in effect on the date of the underwriting agreement and described in this prospectus supplement;

•	the registration under the Securities Act and issuance by the Company of securities in connection with any acquisitions or strategic investments by the Company or any of its subsidiaries, provided, further that such issuances shall not exceed 10% of the total number of shares of common stock outstanding on the date of this prospectus supplement, provided, further that any recipient of any such issuance agrees with the underwriters to be bound by such restrictions for the remainder of such 90 day period;

•	transactions made pursuant to the terms of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan (i) was in existence prior to the date of this prospectus supplement and (ii) does not provide for the transfer of common stock during such 90 day period; or

•	the sale of shares to the underwriters in connection with this offering or the sale of shares to the Company in connection with the share repurchase.

Except as described below, our executive officers who are subject to the foregoing restrictions will be released from such restrictions on the later of 45 days after the date of this prospectus supplement and 15 days after termination of employment if their employment is terminated without cause on the part of such employee and the employee is not then in possession of material nonpublic information regarding us. In addition, certain of our executive officers have been exempted from entering into such lock-up agreements due to previously arranged departures from the Company. Paul Mendlik, who previously announced his plans to retire, resigned from his positions as Chief Financial Officer and Treasurer of the Company effective March 1, 2015, terminating his status as an executive officer of the Company. Steven Stangl previously announced his resignation from the position of President–Communication Services in connection with the divestiture of our agent-based businesses, terminating his status as an executive officer and an employee of the Company effective as of March 6, 2015. Additionally, Todd Strubbe, the current President of our Unified Communications segment, has announced his departure from the Company, effective as of April 3, 2015. Collectively, Paul Mendlik, Steven Stangl and Todd Strubbe hold approximately 532,321 shares of our common stock.

In addition, our directors, certain of our executive officers and certain of our stockholders, including the selling stockholders, have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing of this offering that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities, as well as other purchases by the underwriters for their own accounts, may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “WSTC.”

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters may distribute this prospectus supplement and the accompanying prospectus electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

Conflicts of Interest

Various investment funds affiliated with Goldman, Sachs & Co. collectively own in the aggregate in excess of 10% of certain of the THL Funds. Accordingly, Goldman, Sachs & Co. is deemed to be an “affiliate” of such THL Funds for purposes of Rule 5121. It is expected that by selling shares of common stock in this offering, such THL Funds will receive more than 5% of the net proceeds of the offering, not including underwriting compensation. As a result, Goldman, Sachs & Co. is deemed to have a “conflict of interest” with us within the meaning of Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering because a “bona fide public market” within the meaning of Rule 5121 exists for our common stock. Goldman, Sachs & Co. will not confirm sales to accounts over which it exercises discretionary authority without the prior written approval of the customer. Goldman, Sachs & Co. will not receive any proceeds of the offering other than underwriting compensation.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us for which they received or will receive customary fees and expenses. In particular, certain of the underwriters and/or their affiliates are lenders under our senior secured term loan facilities or our senior secured revolving credit facility. Each of our senior secured term loan facility and our senior secured revolving credit facility was negotiated on an arms’ length basis and contains customary terms pursuant to which the lenders receive customary fees. In addition, certain of the underwriters acted as initial purchasers in connection with the offering of our senior notes. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares may not be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the several underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

The sellers of shares have not authorized and do not authorize the making of any offer of the shares through any financial intermediary, other than offers made by the underwriters with a view to underwriting the shares as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of shares, other than the underwriters, is authorized to make any further offer of shares on behalf of the sellers or the underwriters.

United Kingdom

Each underwriter has represented and agreed that, in connection with the distribution of the shares,

(a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such shares in circumstances in which Section 21(1) of the FSMA does not apply to us.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended; the “FIEA”), and accordingly, no shares may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

This prospectus supplement and the accompanying prospectus have not been reviewed or approved by any regulatory authority in Hong Kong. This prospectus supplement and the accompanying prospectus do not constitute an offer or invitation to the public in Hong Kong to acquire the shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for issuance, this prospectus supplement and the accompanying prospectus or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to the shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (the “SFO”) and the subsidiary legislation made thereunder); or in circumstances which do not result in this prospectus supplement and the accompanying prospectus being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (the “CO”); or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO.

The offer of shares is personal to the person to whom this prospectus supplement and the accompanying prospectus have been delivered, and a subscription for the shares will only be accepted from such person.

No person to whom a copy of this prospectus supplement and the accompanying prospectus are issued may issue, circulate or distribute this prospectus supplement and the accompanying prospectus in Hong Kong or make or give a copy of this prospectus supplement and the accompanying prospectus to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus supplement and the accompanying prospectus, you should obtain independent professional advice.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) by the Monetary Authority of Singapore, and the offer of the shares in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, the shares may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus supplement and the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the shares be circulated or distributed, whether directly or indirectly, to any person in Singapore other than: (a) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA; (b) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”), or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (c) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)	a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the shares, debentures and units of shares and debentures of that corporation, and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the shares except:

(i)	to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus supplement and the accompanying prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement and the accompanying prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom they have been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. They may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement and the accompanying prospectus do not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus supplement and the accompanying prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. They must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor the accompanying prospectus nor taken steps to verify the information set forth herein and in the accompanying prospectus and has no responsibility for this prospectus supplement and the accompanying prospectus. The shares to which this prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement or the accompanying prospectus you should consult an authorized financial advisor.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the Company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by David C. Mussman, Executive Vice President, Secretary and General Counsel of the Company. As of March 12, 2015, Mr. Mussman beneficially owned 364,377 shares of our common stock, including 100,000 shares subject to the exercise of employee stock options. Certain other legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Sidley Austin LLP, Chicago, Illinois. Cahill Gordon & Reindel LLP is counsel to the underwriters in connection with the offering. Weil, Gotshal & Manges LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are counsel to the selling stockholders in connection with the offering.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which report with respect to the consolidated financial statements expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s plan to sell certain agent-based businesses), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC, including the registration statement of which this prospectus supplement and the accompanying prospectus forms a part and the exhibits to the registration statement, at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov. These documents may also be accessed on our website at www.west.com. We are not incorporating by reference into this prospectus supplement or the accompanying prospectus the information on our website, and you should not consider it to be a part hereof or thereof. Information may also be obtained from us at West Corporation, 11808 Miracle Hills Drive, Omaha, Nebraska 68154, Attention: Investor Relations, telephone (402) 963-1200.

PROSPECTUS

West Corporation

Common Stock

We may offer and sell from time to time, in one or more issuances, shares of our common stock, $0.001 par value per share. We may offer our common stock in amounts, at prices and on terms determined at the time of offering. In addition, this prospectus may also be used from time to time by one or more selling stockholders identified in a prospectus supplement to sell shares of common stock held by any such selling stockholder. We will not receive any proceeds from the sales of any shares of common stock by any selling stockholder. The specific plan of distribution for any common stock to be offered will be described in a supplement to this prospectus. If any agents, underwriters or dealers are used to sell common stock, a prospectus supplement will name them and describe any compensation payable to them.

This prospectus may not be used to offer to sell any shares of common stock unless accompanied by a prospectus supplement. The prospectus supplement may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, together with the documents incorporated by reference herein and therein, carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “WSTC.”

Investing in our common stock involves risks. See “Risk Factors” on page 1 of this prospectus and the “Risk Factors” section contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein to read about factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state or other domestic or foreign securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 9, 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. By using a shelf registration statement, we or any selling stockholder may sell our common stock from time to time and in one or more offerings. Each time common stock is offered, a supplement to this prospectus will be provided that contains information about the specific terms of that offering. The supplement may also add, update or change information contained or incorporated by reference in this prospectus, including, but not limited to, indentifying any selling stockholder. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing our common stock, you should read carefully this prospectus and the applicable prospectus supplement, together with the documents incorporated or deemed incorporated by reference herein (as described below under the heading “Incorporation of Certain Information by Reference”) and therein, any free writing prospectus we may file with the SEC and the additional information described below under the heading “Where You Can Find More Information.”

This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement, including the exhibits thereto and the documents incorporated by reference therein. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document is an exhibit to the registration statement, we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

Neither we nor any selling stockholder has authorized anyone to give you any information or to make any representation other than those contained in this prospectus or in any applicable prospectus supplement or in any documents that are incorporated by reference herein or therein. If anyone provides you with different or inconsistent information, you should not rely on it.

i

This prospectus and the accompanying supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus, any applicable prospectus supplement or any free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus, any applicable prospectus supplement or any free writing prospectus is delivered or securities are sold on a later date.

Except where the context suggests otherwise, the terms “company,” “we,” “us” and “our” refer to West Corporation and its consolidated subsidiaries. The term “selling stockholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests.

ii

WEST CORPORATION

We are a global provider of technology-enabled communication services. We offer a broad range of communication and network infrastructure solutions that help manage or support essential communications. These solutions include unified communication services, safety services, interactive services such as automated notifications, telecom services and specialized agent services. The scale and processing capacity of our proprietary technology platforms, combined with our expertise in managing voice and data transactions, enable us to provide reliable, high-quality, mission-critical communications designed to maximize return on investment for our clients. Our clients include Fortune 1000 companies, along with small and medium enterprises in a variety of industries, including telecommunications, retail, financial services, safety, education, technology and healthcare. We have sales and/or operations in the United States, Canada, Europe, the Middle East, Asia-Pacific, Latin America and South America.

Since our founding in 1986, we have invested significantly to expand our technology platforms and develop our operational processes to meet the complex communications needs of our clients. We have evolved our business mix from labor-intensive communication services to predominantly diversified and platform-based technology-driven voice and data services.

Our principal executive offices are located at 11808 Miracle Hills Drive, Omaha, Nebraska 68154 and our telephone number at that address is (402) 963-1200.

RISK FACTORS

Investing in our common stock involves substantial risks. Before making an investment decision, you should carefully read and consider the information set forth under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q (which information is incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in the applicable prospectus supplement hereto. See “Where You Can Find More Information” elsewhere in this prospectus. Any one of the risks discussed could cause actual results to differ materially from expectations and could adversely affect our business, financial condition and results of operations. Additional risks and uncertainties not presently known to us or not identified may also materially and adversely affect our business, financial condition and results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties actually occurs, causing you to lose all or part of the money you paid to buy our common stock.

USE OF PROCEEDS

Unless specified otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of any common stock offered by us for general corporate purposes, including for working capital, capital expenditures and the repayment of indebtedness. We may invest funds not required immediately for such purposes in short-term investment grade securities. We will not receive any of the proceeds from the sale of any shares of common stock by any selling stockholder. We may, however, bear all or a portion of the expenses of the offering of common stock by any selling stockholder, except that any selling stockholder will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 475 million shares of common stock, par value $0.001 per share, and 25 million shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated

certificate of incorporation and second amended and restated bylaws, which are incorporated by reference herein, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Holders of common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to any preferential rights of holders of any outstanding shares of preferred stock; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment or provision for payment of our debts and other liabilities, subject to the prior rights of holders of any outstanding shares of preferred stock.

Subject to legally available funds, we currently intend to pay a quarterly cash dividend, currently set at the rate of $0.225 per share. We anticipate funding our dividend with cash generated by our operations. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements and such other factors as the board of directors deems relevant, including any limitation on the payment of dividends in our senior secured credit facilities and the indenture governing our senior notes.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock if the holders of the affected series are entitled to vote on such amendment or certificate of designation under our amended and restated certificate of incorporation.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, except as described below, to issue up to 25 million shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Currently, no shares of our authorized preferred stock are outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Certain Certificate of Incorporation, Bylaw and Statutory Provisions

The provisions of our amended and restated certificate of incorporation and second amended and restated bylaws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Classified Board of Directors. In accordance with the terms of our amended and restated certificate of incorporation and second amended and restated bylaws, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation also provides that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that, except as otherwise expressly provided by the terms of any issued and outstanding series of preferred stock permitting the holders of such series of preferred stock to call a special meeting, a special meeting of stockholders may be called only by the chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Holders of our common stock are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that, except as otherwise expressly provided by the terms of any issued and outstanding series of preferred stock permitting the holders of such series of preferred stock to act by written consent, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our second amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our second amended and restated bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary advance written notice of the stockholder’s intention to do so.

Corporate Opportunity. Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to Thomas H. Lee Partners, L.P., Quadrangle Group LLC and their respective affiliates (collectively, the “Sponsors”) or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for such Sponsor, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of the Sponsors have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Business Combinations. We have opted out of Section 203 of the Delaware General Corporation Law; however, our amended and restated certificate of incorporation contains provisions similar to Section 203, which provide, subject to certain limitations, that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, consolidation, asset or stock sale or other transaction resulting in a direct or indirect financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Sponsors or our board of directors because the stockholder approval requirement described above would be inapplicable if our Sponsors or their affiliates sell 15% or more of our voting stock directly to such company or our board of directors approves either the business combination or the transaction which results in such company becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

These provisions of our amended and restated certificate of incorporation differ from Section 203 of the Delaware General Corporation Law in that they provide that the Sponsors, Gary and Mary West, and their respective affiliates, and any of their respective direct or indirect transferees of 15% or more of our voting stock and affiliates of such direct or indirect transferees, and any group as to which such persons are a party, will not constitute “interested stockholders” for purposes of this provision, while Section 203 of the Delaware General Corporation Law includes no such exceptions. In addition, Section 203 of the Delaware General Corporation Law exempts certain types of business combinations which are not exempted in our amended and restated certificate of incorporation.

Stockholders’ Agreement

Entities controlled by Gary and Mary West, the Gary and Mary West Health Institute and investment funds associated with the Sponsors own a significant amount of our outstanding common stock. Pursuant to the terms of an amended and restated stockholder agreement among us and certain of our significant stockholders, including the Sponsors, our Sponsors may designate up to five directors, in the aggregate, to our board of directors, subject to maintaining ownership of our common stock above certain thresholds. Because our Chief Executive Officer is appointed, and may be terminated, by our board of directors, our Sponsors effectively have the ability to select our Chief Executive Officer through the designation of directors, subject to maintaining ownership of our common stock above certain thresholds. As a result, these stockholders, acting individually or together, could control substantially all matters requiring stockholder approval, including the election of most directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interest of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which other stockholders may disagree.

Controlled Company Status

Because investment funds associated with the Sponsors have agreed to act together on certain matters, including with respect to the election of directors, and own a majority of the voting power of our common stock, we are considered a “controlled company” under the Nasdaq Marketplace Rules. We currently avail ourselves of the “controlled company” exception under the Nasdaq Marketplace Rules. As such, we are exempt from certain of the corporate governance requirements under the Nasdaq Marketplace Rules, including the requirements that a majority of our board of directors consist of independent directors, that we have a nominating and corporate governance committee that is composed entirely of independent directors and that we have a compensation committee that is composed entirely of independent directors. As a result, for so long as we are a controlled company, stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements under the Nasdaq Marketplace Rules.

PLAN OF DISTRIBUTION

We or the selling stockholders may sell shares of our common stock offered by this prospectus in and/or outside the United States:

•	through underwriters or dealers;

•	through or directly to agents;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions; or

•	through a combination of such methods.

A supplement to this prospectus will describe the particular terms of any offering of shares of our common stock, including the following:

•	the names of any underwriters or agents or any selling stockholders;

•	the proceeds to be received from the sale;

•	any discounts or commissions and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the shares may be listed.

If underwriters are used in the sale, such underwriters will acquire the shares of our common stock for their own account. The underwriters may resell the shares in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

Shares of our common stock may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the shares will be subject to certain conditions. The underwriters will be obligated to purchase all the shares offered if any of the shares are purchased.

We or the selling stockholders may sell shares of our common stock through agents or dealers designated by us or them. Any agent or dealer involved in the offer or sale of the shares of common stock for which this prospectus is delivered will be named, and any commissions payable to that agent or dealer by us or the selling stockholders will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment and any dealer will purchase shares of common stock from us or the selling stockholders as principal and may resell those shares at varying prices to be determined by the dealer.

Underwriters, dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, dealer or agent, place orders online or through their financial advisors.

We or the selling stockholders also may sell shares of our common stock directly. In this case, no underwriters or agents would be involved.

Underwriters, dealers and agents that participate in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any discounts, concessions, commissions or fees received by them from us or the selling stockholders and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts or commissions under the Securities Act.

We or the selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make, and to reimburse them for certain expenses.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

In order to facilitate the offering of the shares of our common stock, any underwriters or agents, as the case may be, involved in the offering of such shares may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in our common stock for their own account. In addition, to cover overallotments or to stabilize the price of the shares of our common stock, the underwriters or agents, as the case may be, may bid for, and purchase, such shares in the open market. Finally, in any offering of shares of our common stock through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such shares in the offering if the syndicate repurchases previously distributed shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of our common stock above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

We or the selling stockholders may solicit offers to purchase the shares of our common stock directly from, and we or they may sell such shares directly to, institutional investors or others. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

It is possible that one or more underwriters may make a market in our common stock, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Although our common stock is listed on the Nasdaq Global Select Market under the symbol “WSTC,” we cannot give any assurance as to the liquidity of the trading market for our common stock.

We or the selling stockholders may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our common stock at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the selling stockholders pay for solicitation of these contracts.

We or the selling stockholders may enter into derivative transactions with third parties, or sell shares of common stock not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the parties may sell shares of common stock covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use shares of common stock pledged by us or a selling stockholder or borrowed from us, a selling stockholder or others to settle those sales or to close out any related open borrowings of shares of common stock, and may use shares of common stock received from us or any selling stockholder in settlement of those derivatives to close out any related open borrowings of common stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement. In addition, we may otherwise loan or pledge common stock to a financial institution or other third party that in turn may sell the common stock short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our common stock or in connection with a concurrent offering of other securities.

The underwriters, dealers and agents may engage in transactions with us or the selling stockholders, or perform services for us or the selling stockholders, in the ordinary course of business.

The selling stockholders may transfer their shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer. The selling stockholders may also sell any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to the validity of the shares of common stock offered hereby will be passed upon by Sidley Austin LLP, Chicago, Illinois. Certain legal matters will be passed upon for any dealers, agents or underwriters by counsel for such dealers, agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information into this prospectus from certain documents that we file with the SEC. By incorporating by reference, we are disclosing important information to you by referring you to documents we file separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is modified or superseded by information contained in this prospectus or in any other subsequently filed document that also is incorporated by reference herein. These documents contain important information about us, our business and our finances. The following documents previously filed with the SEC are incorporated by reference into this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 19, 2015;

•	our Current Reports on Form 8-K filed with the SEC on January 5, 2015, January 7, 2015 (Item 1.01 only), March 3, 2015 (Item 2.01 only) and March 5, 2015;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 11, 2014; and

•	the description of our common stock in our Registration Statement on Form 8-A filed with the SEC on March 19, 2013, including any amendments and reports filed for the purpose of updating such description.

We also incorporate by reference all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the effective date of the registration statement of which to this prospectus forms a part and prior to the termination of the offering of our common stock covered by this prospectus and the accompanying prospectus supplement, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus.

If you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference herein. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests can be made by writing to West Corporation, 11808 Miracle Hills Drive, Omaha, Nebraska 68154, Attention: Investor Relations, or by telephone request to (402) 963-1200. The documents may also be accessed on our website at www.west.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC, including the registration statement of which this prospectus forms a part and the exhibits to the registration statement, at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov. These documents may also be accessed on our website at www.west.com. We are not incorporating by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus. Information may also be obtained from us at West Corporation, 11808 Miracle Hills Drive, Omaha, Nebraska 68154, Attention: Investor Relations, telephone (402) 963-1200.

11,000,000 Shares

West Corporation

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.	Morgan Stanley

BofA Merrill Lynch	Barclays	Citigroup	Deutsche Bank Securities	Wells Fargo Securities

Baird	BMO Capital Markets	Evercore ISI	William Blair

March 12, 2015